1 VEON Welcomes Unfreezing of its Corporate Rights in Kyivstar, Supporting Ukraine’s Recovery and Resilience Amsterdam, Dubai and Kyiv, 29 November 2024: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”), is pleased to announce that the Shevchenkivskyi District Court of Kyiv has ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in its other Ukrainian subsidiaries (Ukraine Tower Company, Kyvistar Tech and Helsi). The decision fully removes the restrictions on VEON’s corporate rights imposed by the Ukrainian courts on our wholly owned subsidiary Kyivstar and our other Ukrainian subsidiaries. VEON underscored its commitment to Ukraine as it announced the consolidation of its trading on Nasdaq on 25 November 2024. “As a Nasdaq-listed company, we warmly welcome today’s ruling on behalf of all our stakeholders. By fostering a secure and transparent environment for foreign direct investment, Ukraine is positioning itself as a beacon for international business, and inspires further confidence among current and potential investors. As an American- founded company with strong U.S. ties and a long history of commitment to Ukraine, VEON looks forward to deepening our partnerships and contributing to Ukraine’s resilience and recovery,” said Augie K Fabela II, Chairman of the Board and American Founder of VEON. “Today’s decision demonstrates Ukraine’s commitment to upholding the rule of law and fostering an environment supportive to business. This ruling sends a strong message to the international community, including VEON’s own investors, that investing in Ukraine

2 is the right thing to do. We would like to thank the Ukrainian authorities for a continued open and transparent communication. We are excited to continue exploring the ways in which VEON can play a greater role in bringing international and local investors into Kyivstar, in line with VEON’s previously disclosed strategic direction for value creation in our digital operators,” said Kaan Terzioglu, Group CEO of VEON. “Today’s decision allows us focus on our plans to increase energy resilience, expand 4G coverage and develop digital services in Ukraine with greater confidence. With our 4000- strong team and the support of our parent company VEON, we are honored to play a key role in Ukraine’s resilience, and have done so with more vigor than ever since the onset of the war. Our partnership with the Ukrainian government, international and local businesses and with the people of Ukraine will now only accelerate, supporting the reconstruction of our country,” said Oleksandr Komarov, CEO of Kyivstar. Kyivstar, with VEON’s full support, has been a pillar of Ukraine’s resilience, and VEON has made investing in Ukraine a key part of its mission. Having invested more than USD 10 billion in the country's economy since Kyivstar joined the VEON Group, VEON committed to invest USD 1 billion to rebuild Ukraine’s digital infrastructure through 2027, and has called on other international investors to “Invest in Ukraine, Now!”. Kyivstar’s most recent investments include the spectrum acquisition during the auction held on 19 November 2024 and the ongoing expansion of the energy resilience of the Kyivstar network in order to keep the country connected. VEON is the 100% owner of Kyivstar, which continues to serve the country and its customers in line with the national security priorities of Ukraine. Kyivstar has been named one of the top 5 investors in Ukraine by Forbes Ukraine and New Voice of Ukraine, making VEON the largest international investor into the country in 2022 and 2023. About Kyivstar Kyivstar is the largest telecoms operator in Ukraine with over 23 million mobile subscribers and over 1 million home internet subscribers. As Ukraine’s market-leading operator, the company has maintained network availability of above 90% on average since February 2022, supporting the connectivity of not only its own customers but also the broader Ukrainian population. Kyivstar is 100% owned by the VEON Group. About VEON VEON is a Nasdaq-listed global digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world's population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. For more information visit: https://www.veon.com.

3 Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s commercial and investment plans and investment opportunities in Ukraine. Forward- looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not anticipate, including the important factors discussed under the caption Risk Factors in VEON’s annual report on Form 20-F for the year ended 31 December 2023, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on the SEC website at www.sec.gov. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. VEON Hande Asik Group Director of Communications pr@veon.com